

Timothy M. · 3rd

Co-Founder, CEO @ DIEMlife

New York, New York · 500+ connections · **Contact info**

 **DIEMlife®**

 **University at Albany,**

Experience



Co-Founder, CEO
DIEMlife® · Full-time
Mar 2016 – Present · 4 yrs 4 mos
Greater New York City Area

We help organizations launch their wellness initiatives.



Co-Founder, CEO
JACT Media · Full-time
Mar 2011 – Mar 2016 · 5 yrs 1 mo
Greater New York City Area/Shanghai, China

JACT Media Inc. ("JACT"), is an engagement platform and long term retention solution targeted toward the younger gaming generation ("Gen Z"). We provide social customer relationship tools that can continuously engage casual gamers outside of specific events like tournaments and regular game play.

Technology Consultant
Tech Troop · Contract
Jan 2006 – Mar 2016 · 10 yrs 3 mos
New York, NY

I have provided "special project" consulting expertise to Tech Troop for the past 10+ years.

Tech Troop provides system integration and hosted enterprise solutions to a variety of clients i
the New York City area. I work on a per project basis (when available) if specific business
strategy, data design, or user experience expertise is required

Founder
GetHeard.org
2005 – 2013 · 8 yrs
NY, NY

GetHeard.org is a non profit organization created to help bring independent musicians togethe
and promote collaboration between artists of all backgrounds. We host live music and
networking events throughout the year.



Windows Server Engineer - Consultant
PepsiCo
Nov 2009 – Oct 2010 · 1 yr
Plano, TX

At PepsiCo, I automated the workflow and build process for over 300 windows servers, while
reducing their server build time from 48 hours to 108 minutes. My engineering team
established and enforced consistent architectural standards while implementing windows
scripting technology to cut server consolidation time down from months to days.

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Education



University at Albany, SUNY
BS, MIS,CS
1995 – 1999

Skills & Endorsements

Marketing Strategy · 20

 Endorsed by **2 of Timothy's colleagues at AXA**

Marketing · 19

 Endorsed by **3 of Timothy's colleagues at AXA**

Digital Media · 18

 Endorsed by **Joe Devon, who is highly skilled at this**

 Endorsed by **2 of Timothy's colleagues a**

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